                                                                    Exhibit 99.1

                                 HOLLINGER INC.
              TO ESCROW CERTAIN FUNDS FROM TELEGRAPH GROUP PROCEEDS

     Toronto, Ontario, Canada, January 14, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) today announced that its Board of Directors has determined that it is in the best interest of Hollinger's shareholders that certain of the funds Hollinger will receive from Hollinger International Inc. ("HII") relating to the sale of The Telegraph Group be placed in escrow.

     As part of its settlement discussions with staff of the U.S. Securities and Exchange Commission (the "SEC") relating to the action commenced by the SEC against Hollinger and its former directors and senior executives, Conrad M. Black and F. David Radler in the U.S. District Court, Northern District of Illinois (the "SEC Action"), Hollinger has voluntarily agreed that it will enter into an arrangement whereby it will deposit (i) the net amount to be received by it directly and indirectly from the special dividend declared on December 16, 2004 by the Board of Directors of HII on its Class A Common Stock and its Class B Common Stock that is payable on January 18, 2005, and (ii) subject to any overriding rights of the holders of Hollinger's outstanding Senior Secured Notes, the net amount of any subsequent distribution made by HII of The Telegraph Group sale proceeds, if any, into an escrow account with a licensed trust company. The escrow will terminate upon the conclusion of the SEC Action as to all parties.

     The escrow arrangements will provide that Hollinger will have access to the escrowed funds for ordinary business and certain other purposes, including:

o Payment of principal, interest, premium and fees, if any, on or relating to Hollinger's indebtedness for borrowed money.

o    Payment of dividends on the preferred shares of Hollinger.

o    Buy-back of non-Ravelston shares of Hollinger.

o Acquisition of assets other than from Ravelston and certain of its affiliates.

     The escrow is subject to Hollinger and the SEC agreeing to a mutually acceptable termination date for the escrow should the parties be unable to reach an overall settlement of the SEC Action as against Hollinger in the near future. If termination of the arrangement occurs, Hollinger has agreed to provide staff of the SEC a reasonable opportunity to assert any rights it may have with respect to the escrowed funds.

     Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca
                              www.hollingerinc.com